UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, December 9th, 2003

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Acquisition of Stocks issued by the Company for Cancellation

           The Board of Directors of this Bank, in a meeting held on this date, pursuant to Paragraph 4 of Article 6 of the Corporate Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of the Law 6,404/76 and the CVM (Brazilian Securities Commission) Instructions 10, 268 and 390 of February 14, 1980, November 13, 1997 and July 8, 2003, respectively, resolved to:

I) authorize the Board of Executive Officers of this Company to acquire up to 40,000,000,000 registered book-entry stock, with no par value, comprising 15,000,000,000 common stock and 25,000,000,000 preferred stock, to be maintained in treasury stock for later cancellation, without decreasing the Capital Stock, it being incumbent upon the Board of Executive Officers to determine the opportunity and number of stocks to be effectively acquired, within the limits authorized and the validity term of this resolution.

For the purposes of Article 8 of CVM Instruction 10, of February 14, 1980, it is specified that:

a) the objective of the present authorization is the application of resources available for Investment, resulting from the “Profits Reserve - Statutory Reserve” account;

b) valid for the period of 6 (six) months (from December 10, 2003 to June 10, 2004);

c) according to the dispositions of Article 5 of CVM Instruction 10, the Bank has 1,033,422,574,759 outstanding stocks, comprising of 274,456,739,078 common stocks and 758,965,835,681 preferred stocks;

d) the purchase of these stocks will be undertaken at market price and be intermediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with a head office at Avenida Ipiranga, 282, 11o and 12o floors, São Paulo, SP.

II) in the event of cancellation of such purchased stocks, the Board of Directors will be responsible for submitting such cancellation for the approval of the General Stockholders' Meeting, without decreasing the Capital Stock.

III) register that there are currently 159,500,000 common stocks in treasury, emphasizing that any decision about the cancellation of these stocks will be taken opportunely and informed to the market.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.